Filed pursuant to Rule 424(b)(4)

Registration File No. 333-131331

PROSPECTUS SUPPLEMENT DATED JULY 28, 2006

TO PROSPECTUS DATED MAY 31, 2006

Up to 66,543 Units

Each Unit Consisting of One Series A Redeemable Convertible Preferred Share

and One Warrant to Purchase 50 Ordinary Shares

ASAT Holdings Limited (the “Company”) hereby announces the results of its rights offering, which expired as scheduled at 5:00 p.m. New York City time on July 24, 2006. The Company had previously issued to the eligible holders of its ordinary shares, including ordinary shares held in the form of American Depository Shares (“ADS”), of record on June 5, 2006 rights to subscribe for units consisting of one Series A Redeemable Convertible Preferred Share of the Company and one warrant to purchase 50 ordinary shares of the Company at a purchase price per unit of $50.00. Each Series A Redeemable Convertible Preferred Share is presently convertible into ordinary shares at a conversion price of $0.09 per ordinary share (equivalent to $0.45 per ADS). The warrants will be exercisable for five years and the exercise price per ordinary share will be $0.01 (equivalent to $0.05 per ADS).

In response to the rights offering, the Company received subscriptions to purchase 9,799 units for an aggregate purchase price of $489,950. The Company does not intend to reoffer any units that were offered but not sold in the rights offering.